Exhibit 99.1

Aug 31, 2023

Dear shareholders,

We delivered an extremely solid quarter and made good progress on our key strategic initiatives. Q2 revenue grew 312% year-over-year to $33.8 million driven by strong contribution across all of our business lines. Gross margin was 37.4%, driven by improved mix of higher margin projects, particularly in Europe, where we are benefiting from a tailwind of higher energy prices. These results drove a net income of $8.3 million, which was a record high for us in the last five years.

In our project development business, building on our successful track-record in Europe, we sold two major projects in Poland and Hungary for a total of 62 MWs. Following quarter end, in July, we successfully closed the sale of an 11.5 MW solar project to the Swiss-based energy company, MET Group. This project marked our first major project sale in Germany and represents a significant milestone for our Company as Germany stands as one of the foremost renewable energy markets in the world.

In addition, during the quarter, we saw strong revenue and margin contribution from our recently acquired solar farm in Branston, U.K due to favorable energy prices. These results give us confidence in our IPP strategy in Europe.

Further, in Q2, we executed on our storage pipeline strategy and began the monetization process of our storage pipeline with an inaugural 260 MW of battery energy storage system projects in Italy. This effort was part of our recently announced strategic partnership with Matrix to develop up to 1.5 GW of a portfolio of Battery Energy Storage Systems in Italy. These solar storage system projects add a new revenue stream with attractive margins to our business and we look forward to sharing further progress in the upcoming quarters.

Over the past two years, the European market has been our key strategic priority and we are very pleased with the progress we have made over thus far. We have a very strong pipeline here and it continues to represent Emeren’s largest market opportunity going forward.

In China, we continued to make progress in our realignment strategy to the rest of the world as “Develop – Build – Own or Sell”, compared to the original strategy of “Develop – Build – Own as IPP”. Last quarter, we announced that we are refocusing our efforts to five coastal provinces that have the most favorable power prices supported by a strong economy and regulatory environment. We anticipate selling all of our solar assets outside of these five provinces and some in these five focused markets, which will help strengthen our balance sheet.

In Q2, we successfully closed the sale of a portfolio of rooftop distributed generation (DG) projects located in Henan province, totaling 29 MW, to CNNP Rich Energy Co., Ltd., a prominent leader in the China renewable energy sector. We anticipate on closing the sale of additional projects in the upcoming quarters in Henan and Hebei provinces.

Looking to the remainder of the year, we expect strong performance driven by project sales and contribution from our recent acquisitions. Our full year guidance for net income continues to be between $22 million to $26 million, with gross margin anticipated to exceed 30%. For revenue, we now anticipate results to be near the lower end of the previously stated range of $154 million to $174 million due to project timing. Our net income guidance reflects impressive annual growth of approximately 300%, a milestone which we are extremely proud of as our focus remains on profitability given the volatile nature of our topline due to project timing. We expect our Q3 revenue to be between $27 million and $30 million and gross margin to be in the range of 35% to 38%.

Regarding our solar development and storage pipeline, over the course of the quarter, we conducted a comprehensive review of our global project pipeline and implemented a standardized tier system that spans across both our development and storage businesses. This refinement has led to the establishment of a more rigorous requirement for projects that reported in our pipeline. As a result, we will now track and report an “advanced-stage” and an “early-stage” pipeline metric. The advanced-stage pipeline represents projects with a significantly high likelihood of successful completion, thus serving as a reliable predictor of future revenue. Meanwhile, the early-stage pipeline metric encompasses projects for which we have determined a reasonable probability of success.

By the end of 2023, we anticipate an advanced-stage solar project pipeline of at least 3 GW, of which we now anticipate monetizing approximately 400 MW of projects in 2023. Beyond 2023, we are targeting to monetize 500 MW – 600 MW a year. In addition, we expect an advanced-stage storage project pipeline of 6 GWh by the end of 2023.

In conclusion, we are optimistic about our revenue growth this year and beyond, driven by a robust project pipeline. Our strong position in rapidly growing solar markets, fueled by rising clean energy demand, increased PPA prices, and supportive government policies, further boosts our prospects. With expertise in solar project development, an extensive industry network, and solid balance sheet, we are making significant progress towards becoming a leading global solar company. We are committed to delivering value for our shareholders. In Q2, we repurchased approximately 375,000 American Depositary Shares (“ADS”) of our stock and have approximately $15 million buyback authorization remaining at the end of the quarter.

With that overview, we will now review the details of our second quarter operating and financial performance.

Q2 2023 Financial Highlights:

●	Revenue was $33.8 million, up 312% YoY

●	Gross margin was 37.4%, above the high-end of our guidance range

●	EBITDA was $8.8 million, up 269% YoY

●	Adjusted EBITDA was $9.3 million, up 307% YoY

●	Net income was $8.3 million, up from $0.2 million loss in Q2 last year

$ in millions	Q2’23	Q1’23	Q/Q	Q2’22	Y/Y
Revenue	$33.8	$12.9	163%	$8.2	312%
Gross profit	12.7	1.6	695%	3.7	243%
Operating income (loss)	5.0	(3.0)	N/M	(0.2)	N/M
EBITDA	8.8	1.8	381%	2.4	269%
Adjusted EBITDA	9.3	(0.5)	N/M	2.3	307%
Net income (loss) attributed to Emeren Group Ltd	$8.3	$(0.2)	N/M	$(0.2)	N/M

Revenue by segment:

Segment ($ in thousands)	Q2’23 Revenue	% of Total Revenue
Project development	$14,216	42%
IPP	9,819	29%
EPC	8,585	25%
Development services and other	1,226	4%
Total	$33,846	100%

Revenue by region:

Region ($ in thousands)	Q2’23 Revenue	% of Total Revenue
Europe	$29,513	87%
China	4,079	12%
USA	254	1%
Total	$33,846	100%

Advanced-Stage and Early-Stage Solar Development Project Pipeline

Project Pipeline by Region (as of June 30, 2023):

Region	Advanced Stage	Early Stage	Total (MWs)
Europe	1,846	3,774	5,620
U.S.	640	1,477	2,117
China	97	-	97
Total	2,583	5,251	7,834

Project Pipeline by Country (as of June 30, 2023):

Country	Advanced Stage	Early Stage	Total (MWs)
Poland	435	-	435
Hungary	49	-	49
U.K.	100	-	100
Spain	331	2,298	2,629
Germany	136	1,462	1,598
France	118	14	132
Italy	677	-	677
U.S.	640	1,477	2,117
China	97	-	97
Total	2,583	5,251	7,834

Advanced-Stage and Early-Stage Solar Storage Project Pipeline

Project Pipeline by Region (as of June 30, 2023):

Region	Advanced Stage	Early Stage	Total (MWh)
Europe	4,160	2,088	6,248
U.S.	364	2,144	2,508
China	78	-	78
Total	4,602	4,232	8,834

Project Pipeline by Country (as of June 30, 2023):

Country	Advanced Stage	Early Stage	Total (MWh)
Poland	2,960	-	2,960
Hungary	-	-	-
U.K.	160	200	360
Spain	-	100	100
Germany	-	-	-
France	-	-	-
Italy	1,040	1,788	2,828
U.S.	364	2,144	2,508
China	78	-	78
Total	4,602	4,232	8,834

Growing IPP Asset Portfolio in Attractive PPA Regions

In line with our strategic expansion strategy, we are actively involved in developing independent power producer (IPP) projects. Furthermore, we are actively seeking M&A opportunities throughout Europe to capitalize on the advantageous market conditions, such as the increased prices of solar power purchase agreements (PPAs) and the favorable regulatory landscape. We currently own and operate 236 MW of IPP projects, of which ~60 MW is in Europe, ~24 MW in U.S. and ~152 MW in China. In Q2, we sold 29 MW of legacy projects in Henan province and added ~7 MW IPP assets in the focused markets in China.

Operating Assets	Capacity (MW)
Europe	60
U.S.	24
China DG	152
Total	236

Q2 2023 Financial Results:

All figures refer to the second quarter of 2023, unless stated otherwise.

Revenue

Revenue of $33.8 million increased 312% year-over-year and 163% sequentially. The growth in revenue was mainly driven by strong project sales in Europe and our IPP assets.

Gross Profit and Gross Margin

Gross profit was $12.7 million and gross margin was 37.4%, up from $1.6 million and 12.4% in Q1 2023 and up from $3.7 million and 45.0% in Q2 2022. Gross margin was at the high end of our guidance range primarily driven by improved mix of higher margin projects, particularly in Europe.

Operating Expense

Operating expenses were $7.6 million, up from $4.6 million in Q1 2023 and up from $3.9 million in Q2 2022. The increase in operating expenses primarily resulted from the recognition of $2.1 million one-time loss from the divestiture of our China rooftop projects in Henan province.

Net income attributable to Emeren Group Ltd’s common shareholders

Net income attributed to Emeren Group Ltd’s common shareholders was $8.3 million, compared to net loss of $0.2 million in Q1 2023 and net loss of $0.2 million in Q2 2022. Diluted net income attributable to Emeren Group Ltd’s common shareholders per ADS was $0.14, compared to $0.00 in Q1 2023 and $0.00 in Q2 2022.

Cash Flow

Cash used in operating activities was $2.4 million which was mainly for the continuous development of Poland and Hungary COD projects; cash provided by investing activities was $0.1 million, and cash provided by financing activities was $1.2 million.

Financial Position

Cash and cash equivalents at the end of Q2 2023 were $60.5 million compared to $66.7 million in Q1 2023.

Net asset value (NAV) is approximately $5.98 per ADS.

Our debt-to-asset ratio at the end of Q2 2023 was 10.08% compared to 11.29% in Q1 2023.

Shares Buyback

We purchased approximately $1.4 million ADS during the quarter and plan to continue to execute on the share buyback program, which has approximately $15 million remaining in authorization.

Conclusion

We believe broad social and governmental support for renewable energy will create a robust environment supporting the growth of solar projects, which in turn should drive exciting growth for us in the quarters ahead. Our strategy is sound, and our track record of execution is strong. We have never been more excited about the future.

We would like to thank our employees for their hard work and dedication. We also want to thank our customers, partners and shareholders for your continued support and confidence in Emeren Group Ltd.

Sincerely,

Yumin Liu	Ke Chen
Chief Executive Officer	Chief Financial Officer

Second Quarter 2023 Earnings Results Conference Call

We will host a conference call today to discuss our second quarter 2023 business and financial results. The call is scheduled to begin at 5:00 p.m. U.S. Eastern Time on Thursday, Aug 31, 2023.

Please register in advance to join the conference call using the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call access information will be provided upon registration.

Participant Online Registration:

https://register.vevent.com/register/BI5ae2a793267446319a2712ca854034cb

Audio-only Webcast:

https://edge.media-server.com/mmc/p/dcuzrnz9

Additionally, an archived webcast of the conference call will be available on the Investor Relations section of Emeren Group Ltd's website at https://ir.emeren.com/.

Safe Harbor Statement

This press release contains statements that constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company's continuing operations and you may not be able to compare such information with the Company's past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. Any forward-looking statement speaks only as of the date on which such statement is made and the Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

For investor and media inquiries, please contact:

Emeren Group Ltd

Adam Krop

IR.USA@emeren.com

IR@emeren.com

Holly Ross

Holly.ross@emeren.com

The Blueshirt Group

Gary Dvorchak

+1 (323) 240-5796

gary@blueshirtgroup.com

Appendix 1: Unaudited Consolidated Statement of Operations

	Three Months Ended			Six Months Ended
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022

	(in thousands, except per ADS data and ADS)

Net revenues	$33,846	$12,876	$8,206	$46,722	$11,720
Cost of revenues	(21,184)	(11,283)	(4,517)	(32,467)	(6,890)
Gross profit	12,662	1,593	3,689	14,255	4,830

Operating (expenses)/income:
Sales and marketing	(127)	(92)	-	(219)	(3)
General and administrative	(5,329)	(4,396)	(3,875)	(9,725)	(6,982)
Other operating (expenses)/income	(2,160)	(108)	(36)	(2,268)	(286)
Total operating expenses	(7,616)	(4,596)	(3,911)	(12,212)	(7,271)

Income (loss) from operations	5,046	(3,003)	(222)	2,043	(2,441)
Other (expenses)/income:
Interest (expenses)/income, net	375	(133)	(341)	242	(692)
Investment income	105	77	76	182	790
Foreign exchange gains	2,119	2,708	872	4,827	787
Total other income, net	2,599	2,652	607	5,251	885

Income (loss) before income tax	7,645	(351)	385	7,294	(1,556)

Income tax benefit (expense）	37	(264)	(349)	(227)	(456)
Income (loss), net of tax	7,682	(615)	36	7,067	(2,012)

Less: Net income (loss) attributed to non-controlling interests	(666)	(421)	240	(1,087)	(123)
Net income (loss) attributed to Emeren Group Ltd	8,348	(194)	(204)	8,154	(1,889)

Income (loss) attributed to Emeren Group Ltd per ADS
Basic	$0.15	$(0.00)	$(0.00)	$0.14	$(0.03)
Diluted	$0.14	$(0.00)	$(0.00)	$0.14	$(0.03)

Weighted average number of ADS used in computing income/(loss) per ADS*
Basic	57,234,013	57,409,673	66,956,781	57,304,704	66,956,781
Diluted	57,600,700	57,409,673	66,956,781	57,671,391	66,956,781

*Each American depositary shares (ADS) represents 10 common shares

Appendix 2: Unaudited Consolidated Balance Sheet

	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$60,450	$66,729	$207,877
Restricted cash	6	8	157
Short-invetements in U.S. Treasury Bills	10,057	9,992	-
Accounts receivable trade, net	25,511	20,048	27,332
Accounts receivable unbilled	53,290	51,903	8,744
Advances to suppliers	754	625	2,398
Value added tax receivable	7,610	7,142	3,329
Prepaid expenses and other current assets, net	37,247	17,535	19,366
Project assets current	33,159	36,711	16,457
Deferred tax assets, net	1,039	-	-
Total current assets	229,123	210,693	285,660

Property, plant and equipment, net	155,094	172,682	121,199
Deferred tax assets, net	-	-	739
Project assets non-current	37,078	31,723	15,940
Goodwill	1,023	1,023	1,023
Long-term invetements in U.S. Treasury Bills	-	-	10,043
Operating lease right-of-use assets	19,722	22,350	16,484
Finance lease right-of-use assets	17,983	21,504	22,920
Other non-current assets	17,665	21,751	26,246
Total assets	$477,688	$481,726	$500,254

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	750	1,487	-
Accounts payable	5,367	5,911	2,720
Advances from customers	4,598	2,885	202
Amounts due to related parties	2,226	2,171	9,666
Other current liabilities	19,469	20,120	6,562
Income tax payable	1,654	914	489
Salaries payable	680	550	601
Operating lease liabilities current	1,149	1,227	205
Failed sale-lease back and finance lease liabilities current	5,938	8,401	10,692
Total current liabilities	41,831	43,666	31,137

Long-term borrowings	22,742	22,024	49
Deferred tax liabilities, non-current	3,602	3,559	-
Operating lease liabilities non-current	18,047	20,500	15,428
Failed sale-lease back and finance lease liabilities non-current	12,706	15,341	21,147
Total liabilities	$98,928	$105,090	$67,761

Shareholders' equity
Common shares	806,576	806,283	847,745
Additional paid-in capital	14,116	13,941	13,593
Treasury stock	(34,623)	(33,200)	(20,000)
Accumulated deficit	(429,223)	(437,571)	(434,595)
Accumulated other comprehensive loss	(16,330)	(13,764)	(16,558)
Total equity attributed to Emeren Group Ltd	340,516	335,689	390,185
Noncontrolling interest	38,244	40,947	42,308
Total shareholders' equity	378,760	376,636	432,493
Total liabilities and shareholders' equity	$477,688	$481,726	$500,254

Appendix 3: Unaudited Consolidated Statement of Cash Flow

	Three Months Ended
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022
	(in thousands)
Net cash used in operating activities	$(2,353)	$(23,728)	$(7,863)

Net cash provided by (used in) investing activities	116	(1,866)	(1,973)

Net cash provided by (used in) financing activities	1,160	(16,150)	(4,936)

Effect of exchange rate changes	(5,204)	1,193	(104)
Net decrease in cash and cash equivalents and restricted cash	(6,281)	(40,551)	(14,876)
Cash and cash equivalents and restricted cash, beginning of the quarter	66,737	107,288	222,908
Cash and cash equivalents and restricted cash, end of the quarter	60,456	66,737	208,032

Use of Non-GAAP Financial Measures

To supplement Emeren Group Ltd’s financial statements presented on a GAAP basis, Emeren Group Ltd provides non-GAAP financial data as supplemental measures of its performance.

To provide investors with additional insight and allow for a more comprehensive understanding of the information used by management in its financial and decision-making surrounding pro-forma operations, we supplement our consolidated financial statements presented on a basis consistent with U.S. generally accepted accounting principles, or GAAP, with EBITDA, Adjusted EBITDA as non-GAAP financial measures of earnings.

● EBITDA represents net income before income tax expense (benefit), interest expense, depreciation and amortization.

● Adjusted EBITDA represents EBITDA plus discount of electricity subsidy in China, plus share-based compensation, plus impairment of long-lived assets, plus loss/(gain) on disposal of assets, plus foreign exchange loss/(gain).

Our management uses EBITDA, Adjusted EBITDA as financial measures to evaluate the profitability and efficiency of our business model. We use these non-GAAP financial measures to access the strength of the underlying operations of our business. These adjustments, and the non-GAAP financial measures that are derived from them, provide supplemental information to analyze our operations between periods and over time.

We find these measures especially useful when reviewing pro-forma results of operations, which include large non-cash impairment of long-lived assets and loss on disposal of assets. Investors should consider our non-GAAP financial measures in addition to, and not as a substitute for, financial measures prepared in accordance with GAAP.

Appendix 4: Adjusted EBITDA

	Three Months Ended			Six Months Ended
	Jun 30, 2023	Mar 31, 2023	Jun 30, 2022	Jun 30, 2023	Jun 30, 2022
			(in thousands)
Net Income/(loss)	$7,682	$(615)	$36	$7,067	$(2,012)
Income tax expenses (benefit)	(37)	264	349	227	456
Interest expense (income), net	(375)	133	341	(242)	692
Depreciation & Amortization	1,544	2,050	1,663	3,594	3,204
EBITDA	$8,814	$1,832	$2,389	$10,646	$2,340
Discount of electricity subsidy in China	163	(75)	406	88	615
Share based compensation	407	441	646	848	1,296
Loss on disposal of property, plant and equipment	2,128	-	-	2,128	-
Interest income of discounted electricity subsidy in China	(87)	-	(281)	(87)	(583)
Foreign exchange gain	(2,119)	(2,708)	(872)	(4,827)	(787)
Adjusted EBITDA	$9,306	$(510)	$2,288	$8,796	$2,881